UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 9, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

Executive Summary

Spar Lulekani is a 372 kW DC rooftop solar installation located at 1529 Chris Hani Drive, Lulekani, Phalaborwa, South Africa 1392 (the "Project"). The Project is connected "behind the meter" at the main electrical service at Spar Market, a global grocery chain.

The Solar Lease agreement has been transferred and is now between the Chamakala Property Trust ("Offtaker") and Energea Portfolio 3 Africa LP ("Company"). The Solar Lease obligates the Offtaker to make monthly lease payments to the Company based on the generation of electricity.

The Company originally made a small investment in the Project in February 2022 for a minority stake. When the Sun Exchange wound down, Energea took the opportunity to acquire the remaining equity in the Project at a discounted price. The Company acquired the remaining equity in the asset from The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust") for $179,882.00 USD raising the projected IRR of the entire project to 19.6%.

Key Information

General Information

Project Owner	Energea Portfolio 3 Africa LP (the "Company")
Project Location	Lulekani, Phalaborwa, South Africa
Technology	Rooftop Solar
System Size	360 kW AC / 372 kW DC
Estimated Year 1 Production (Total)	426 MWhs
Coordinates	-23.86621, 31.07934
Roof Status	Approved by a third-party engineer
Project Status	Operational
Commercial Operation Date	July 16, 2021
Useful Equipment Life (Years)	25 years

Stakeholders

SPE	Energea Portfolio 3 Holdco (PTY) Ltd
Offtaker	Chamakala Property Trust
EPC Contractor	Proficient Power Systems
O&M Contractor	NTOZA Fishing (PTY) Ltd
Roof Owner	Chamakala Property Trust
Asset Manager	Energea Global LLC

Technical Summary

Site

Lulekani, often referred to by locals as "Lukcity," is a township situated about 13 kilometers outside Phalaborwa in Limpopo Province, South Africa. It covers an area of roughly 6.6 square kilometers at an elevation of about 429 meters above sea level. The township was established in 1979 during the apartheid era as part of the Gazankulu homeland system, on land historically associated with Hosi Majeje of the Maluleke tribe. Today, it forms part of the Ba-Phalaborwa Local Municipality in the Mopani District.

The 2011 census recorded around 14,464 residents in Lulekani, though broader estimates including nearby Humulani, push the population estimate above 40,000. The community is predominantly black African, with Tsonga as the main language spoken by residents. Over the past few decades, the township has seen significant population growth, and its median age is young (around 20 years). Infrastructure includes shopping centers, a few restaurants, and a stadium near the main retail hub, while its proximity to Phalaborwa and Kruger National Park makes it a notable gateway to tourism attractions.

Design

L&B Consulting Engineers performed their roof inspection of the Spar Lulekani rooftop, and prepared design calculations for the anticipated load profile in their report dated March 3, 2021. During the inspection of the existing rooftops, they confirmed that the Arc Steel Trusses and IBR roof sheeting structure can accommodate the additional loading of the proposed solar panels.

The following table outlines the components that comprise the Project:

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Notes
Modules	JA Solar JAM72S30-535	688	Tier 1 module manufacturer based in China. Excellent modules.
Inverters	Huawei SUN2000-60KTL	6	Huawei is a tier 1 inverter manufacturer based in Shenzhen, China.
Racking	Schletter Standard	1	One of the leading manufacturers in the world for solar mounting systems. In addition, this product has been used for several operating assets owned by the Company.

Energy Projection

The Project was projected to produce 426 MWhs in its first year.

The JA Solar JAM modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience <2% power loss in the first year of operation and an annual degradation rate of <0.55% thereafter. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them the best choice for the Project. The Project is in its 5th year of commercial operation.

Interconnection

The Project is connected to the SSEG distribution network owned and operated by Eskom, behind the meter at the Spar Lulekani electrical infrastructure. The Project applied for interconnection with Eskom's Infrastructure Services Department and obtained the pre-approval for the installation on May 26, 2021. The Project was completed on July 16, 2021, and obtained the necessary Registration to Operate the Generation Facility from the National Energy Regulator of South Africa ("NERSA") on September 20, 2021.

Offtaker

The Offtaker owns both the building on which the Project is located and the Spar Market franchise that leases the building.

Spar South Africa is one of the country's largest supermarket and wholesale groups, with a rich history dating back to 1963. It was established when eight local wholesalers secured the rights to operate under the global SPAR brand, adopting a voluntary trading model that empowers independently owned retailers though centralized supply and support. The group operates a variety of store formats to meet the diverse needs of South African consumers, including standard neighborhood stores, compact outlets, express stores and larger full-service superstores. Currently SPAR Markets has a footprint of over 2,000 stores and has almost 90,000 employees. They recently announced their plans to launch 40 upscale gourmet stores and invest in additional independent store owners.

The Project is support by a Solar Lease between the Company and Offtaker signed on February 11, 2021. This revenue agreement requires the Offtaker to make monthly lease payments for the right to use the Project for the generation of electricity.

Health, Safety, Environment and Community "HSEC"

Crime statistics from October to December 2024 indicate improving trends in the Ba-Phalaborwa region, Limpopo. While Phalaborwa recorded one murder and a slight increase in common assault, residential robberies fell to zero; in Lulekani, murders declined, carjackings dropped to zero, and residential burglaries decreased significantly, suggesting a gradual reduction in serious and violent crime and a potentially positive impact of local policing efforts.

There are no known records of security incidents or occupational accidents at the Project site, including theft, robbery, vandalism, organized crime, or work-related accidents. No incidents have been reported to the police. The Project is located in a small, rural area, generally perceived as relatively safe.

Additionally, no complaints from neighboring properties or the local community have been reported.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax and labor obligations, and help mitigate labor-related risks in accordance with applicable laws and regulations.

Energea Service Providers - Due Diligence

Phase	Objective	Requirements / Actions/ Documents
Pre-Contractual Due Diligence	Project experience, current financial standing, business registration, insurance, OSHA and labor compliance	Project Experience Report
Financial Statements
Organizational Chart
Insurance Certificates
Worker's Compensation Insurance
OSHA safety training certifications and required PPE list for site workers
Company Emergency Action Plan (EAP)
Contractual	Health, safety, and labor law obligations	Health/safety obligations
Compliance with OSHA or local labor laws

Insurance

The Project is insured under a comprehensive insurance framework consistent with the Company's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance

The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption

The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance

The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Operations and Maintenance

The Operations and Maintenance ("O&M") services will be provided by NTOZA. The team responsible for the Project is comprised of experienced professionals with years of combined solar & BESS O&M experience. They are equipped with the latest technology and tools to provide the highest level of service for the Project. This field team is supported by the office staff who will provide 24/7 monitoring, performance verification and dispatching. The O&M Contract includes monitoring, reporting, module cleaning, preventative maintenance and emergency/corrective maintenance.

Financial Analysis

The resulting nominal IRR, in USD, of the Spar Lulekani Project is projected to be 19.6%, with an estimated payback of 4 years, 9 months, and 8 days from the acquisition date. The income statement, cash flow statement and balance sheet up until 2036 (shown annually) are presented on Exhibit I - Forecasted Financial Statements. The Company now owns 100.00% of the Project.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest acquisition prices agreed with The Sun Exchange, as seen in the table below.

Capital Expenditures Assumptions

Acquisition Costs	SA Rand (ZAR)	US Dollars (USD)
2021 Acquisition Fee	R 333,707.00	$23,369.00
2026 Acquisition Fee	R 1,500,000.00	$88,503.00

Origination Fees	R 75,000.00	$4,425.00

VAT (Value Added Tax)	R 213,207.00	$12,580.00

Total CAPEX	R 2,121,914.00	$179,882.00

Revenue

The source of the Project's revenue originates from a 20-year term Solar Lease with the Offtaker for a fixed R0.98/kWh produced, re-adjusted annually on the anniversary of the COD by the ZAR CPI rate plus 2%.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

The Project's total annual operating expenses are R104,834.50, which includes Operations and Maintenance, Insurance, banking fees, accounting fees costs and utility costs. The O&M cost of R5,594.00/month includes all maintenance and monitoring costs for the Project, which will be managed by NTOZA. The Company will hold the operational insurance certificate for the Project.

Operating Expenses Assumptions

Operations & Maintenance	R5,594.00/month
Insurance	R24,231/year
Utilities	R1,000.00/month
Banking Fees	R50.00/month
Accounting Expenses	R874.64/month

Total yearly OPEX	R 104,834.5

Taxes

This Project assumes a Value-Added Tax (VAT) system that operates at a standard rate of 15%, collected and paid on behalf of the South African Revenue Service (SARS). Two types are considered: "output VAT", which is charged on taxable sales or services provided and appears as part of gross receipts, and "input VAT", which offsets the output VAT by being claimed on purchases, capital expenditures, or imports.

A 21% income tax provision is also assumed in the projected cash flow, post depreciation, addressed to US-based federal income taxes.

Legal Review

Relevant Documents

A Legal review was performed in the Project's available documentation. The most relevant documents are listed below:
1.     Asset Lease Agreement
2.     Operations and Maintenance Agreement

Asset Lease Agreement

Contract	Asset Lease Agreement
Signature Date	February 16, 2021
Parties	Lessee: Chamakala Property Trust Lessor: Energea Portfolio 3 Holdco (PTY) Ltd (via transfer)
Duration	20 years, from the Commercial Operations Date
Object	Lessor will procure and commission the Asset and lease it to the Lessee.
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Energy Rate	R0.98/kWh (year 1)
Adjustment	2% plus the CPI Annually on the anniversary of the Commercial Operation Date
Minimum Monthly Energy Consumption	If monthly usage falls below 50% of expected usage, the Lessee pays a minimum charge amount of 50% of expected usage x base price x adjustment basis
Buy Out Option	The Lessee has the option, at any time, to purchase the Asset from the Lessor, for the Buyout Fee.
Buy Out Fee
Termination
Both parties may terminate immediately upon: (i) material breach (including non-payment exceeding 3 months' Usage Fees) not remedied in accordance with the Agreement; or (ii) insolvency-related events, including liquidation, business rescue, compromise with creditors, unsatisfied judgment ≥ R50,000 for 14 days, attachment of assets, general default on debts, or any act of insolvency. Either party may also terminate if the Lessor fails to pay the EPC first milestone within 120 days of signature (subject to clause 14). The Lessor may terminate if the Asset remains unused for 3 consecutive months after COD (with damages claim), and the Lessee may terminate during the Feasibility Period in accordance with clause 10.2.

Governing Law	The agreement and any matter arising from the agreement shall be governed by and interpreted in accordance with the laws of the Republic of South Africa.
Dispute Resolution
Any dispute relating to the interpretation, effect, rights and obligations, breach, or termination of the Agreement shall, after prior good-faith discussions (if unresolved within the agreed period), be finally resolved by arbitration in Cape Town.

Operations and Maintenance Agreement

Contract	Agreement for the Provision of Operation and Maintenance Services
Date	March 17, 2026
Parties	Energea Portfolio 3 Holdco (PTY) Ltd - As Owner Ntoza Fishing (PTY) Ltd t/a Ntoza Solar (PTY) Ltd - As Contractor
Term	2 years from the Effective Date
Object
Contractor shall perform all Operations and Maintenance services including but not limited to monitoring, reporting, module cleaning, preventative maintenance, landscaping, emergency/corrective
maintenance and technical calculations.

Contract Price	R 5,594.00 per month (exclusive of VAT)
Warranty	Contractor will be responsible for managing and supervising all repairs and replacements of equipment covered under warranty, and pursue all eligible claims with equipment suppliers.

Documentation Checklist

Design and Application	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
Interconnection Application	Interconnection Application	X
	Interconnection Confirmation	X
	Permission to Operate	X
Offtaker	Offtaker Credit Analysis	X
	Power Purchase Agreement	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	X
Investment	Project Model	X

The Investment Committee members have performed the necessary review of the Project and hereby approve the Spar Lulekani Project for investment by the Portfolio.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 9, 2026

Exhibit I: Forecasted Financial Statements

SPAR LULEKANI
CONSOLIDATED BALANCE SHEETS
					December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R 36,825	R 39,585	R 42,546	R 45,725	R 49,136	R 52,796	R 49,325	R 52,989	R 56,921	R 61,138
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	36,825	39,585	42,546	45,725	49,136	52,796	49,325	52,989	56,921	61,138
Property and equipment	6,428,652	6,428,652	6,428,652	6,428,652	6,428,652	6,428,652	6,428,652	6,428,652	6,428,652	6,428,652
Depreciation	(2,808,894)	(3,451,759)	(4,094,624)	(4,737,489)	(5,380,354)	(6,023,220)	(6,428,652)	(6,428,652)	(6,428,652)	(6,428,652)
Tax credits	220,126	220,126	220,126	220,126	220,126	220,126	220,126	220,126	220,126	220,126
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 3,876,709	R 3,236,604	R 2,596,700	R 1,957,013	R 1,317,559	R 678,354	R 269,450	R 273,115	R 277,046	R 281,264

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	230,873	232,691	233,067	233,434	234,213	236,158	239,075	240,464	241,955	243,553
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	230,873	232,691	233,067	233,434	234,213	236,158	239,075	240,464	241,955	243,553

Stockholders' equity:
Additional paid-in capital	6,639,488	6,639,488	6,639,488	6,639,488	6,639,488	6,639,488	6,639,488	6,639,488	6,639,488	6,639,488
Retained earnings	(2,993,651)	(3,635,576)	(4,275,855)	(4,915,908)	(5,556,142)	(6,197,292)	(6,609,112)	(6,606,838)	(6,604,397)	(6,601,777)
Total stockholders' equity	3,645,837	3,003,912	2,363,633	1,723,580	1,083,346	442,196	30,376	32,650	35,091	37,711
Total liabilities and stockholders' equity	R 3,876,709	R 3,236,604	R 2,596,700	R 1,957,013	R 1,317,559	R 678,354	R 269,450	R 273,115	R 277,046	R 281,264

SPAR LULEKANI
CONSOLIDATED STATEMENTS OF INCOME
					December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R 437,554	R 545,283	R 579,765	R 616,403	R 655,329	R 709,242	R 771,527	R 825,534	R 883,321	R 945,154
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	437,554	545,283	579,765	616,403	655,329	709,242	771,527	825,534	883,321	945,154
Costs and expenses:
Operations and maintenance	63,772	72,834	76,476	80,299	84,314	88,530	92,957	97,604	102,485	107,609
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	25,443	26,716	28,051	29,454	30,927	32,473	34,097	35,801	37,592	39,471
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	570	651	684	718	754	791	831	872	916	962
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	11,400	13,020	13,671	14,355	15,072	15,826	16,617	17,448	18,320	19,236
Accounting expenses	9,971	11,388	11,957	12,555	13,183	13,842	14,534	15,261	16,024	16,825
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	111,156	124,608	130,839	137,381	144,250	151,462	159,035	166,987	175,336	184,103
Income from operations	326,398	420,674	448,926	479,022	511,079	557,780	612,492	658,547	707,985	761,051
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(618,382)	(642,865)	(642,865)	(642,865)	(642,865)	(642,865)	(405,432)	0	0	0
Income before provision for income taxes	(291,984)	(222,191)	(193,939)	(163,843)	(131,786)	(85,086)	207,060	658,547	707,985	761,051
Provision for income taxes	0	0	0	253	859	2,820	39,538	98,782	106,198	114,158
Net income	R (291,984)	R (222,191)	R (193,939)	R (164,096)	R (132,645)	R (87,906)	R 167,522	R 559,765	R 601,787	R 646,893